SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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by Rule 14a-6(e)(2))

                         BOEING
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    (Name of Registrant as Specified In Its Charter)
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(Name of Person(s) Filing Proxy Statement, if other than the
Registrant)  United Food & Commercial Workers Union Local 99R

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UFCW 99R
2401 N. Central Ave., 2nd fl.
Phoenix AZ  85004
(602) 572-2149

Sent to shareholders:    March     __, 1997

SHAREHOLDER SOLICITATION FOR PROPOSALS FOR ANNUAL
ELECTION OF ALL DIRECTORS (BOARD DECLASSIFICATION) at BOEING CORPORATION
Annual Stockholders Meeting
April 28, 1997, 11:00 a.m.
7755 E. Marginal Way, South
Seattle WA 98108

Dear Fellow Boeing Shareholder:

     We write to alert you to an upcoming vote on proposals seeking to have the company declassify its board of directors
(that is, have all directors elected annually).  These are items
7 and 8 on management's proxy card.

     Boeing has a "classified" or "staggered" board, meaning each year shareholders only get to vote on one-third of the seats on the board.

     Recently several companies have moved to declassify their board, such as Mead Paper and Union Pacific. In 1996, shareholder proposals received more support on average than ever before, averaging 42.4% at 59 companies. Proposals against staggered boards passed at Alumax, General Instrument, Liz Claiborne, Rowan and Stride Rite. They received a majority of shares voted at 4 other companies.

     Many companies have annual election of all directors, including Hewlett-Packard and U.S. Bancorp. Wayne Huizenga, co-founder of Blockbuster and Waste Management (WMX), has the following views on staggered boards, according to Business Week reporter Gail DeGeorge:

     He didn't believe in staggered boards, golden parachutes, poison pills, or any of the other anti-takeover remedies adopted by U.S. corporations. "The best thing for shareholders to if someone wants to come in and make a run at the company, let them make a run. Run the price up, that's what my job was * * * All these chairmen that want to put this in place and that in place, they all want to save their jobs. I don't care about my job."FN1

FN1: The Making of a Blockbuster (1996) at p.211.  Neither
Huizenga nor DeGeorge are participants in this solicitation. They have not been consulted regarding this quotation nor consented thereto.

In our view, a director is more likely to be responsive to shareholder interests if he or she must answer annually to the shareholders rather than every third year.

     Under a classified board, even if a majority of shareholders wanted to replace the whole board, that would likely take three years to fully accomplish. We believe that is unfair to shareholders. Our proposal is as follows:

     RESOLVED: that shareholders recommend the company have all directors stand for election annually.

This is a recommendation and thus would not bind the Board if approved by shareholders. To be approved, it must receive a majority of shares voted. A shareholder unrelated to us, the Chevedden Family Trust, has proposed:

     RESOLVED: that the Directors and Management take the necessary steps to start annual election of Board members, instead of waiting 3 years for election for each Board member. This includes eliminating any by-laws that may hinder annual elections.

The Chevedden proposal has been construed by the company as mandatory and to require a vote of a majority of outstanding stock in order to pass.


VOTING PROCEDURE AND VOTING RIGHTS

      These proposals will appear as Items 7 and 8 in
management's proxy card and proxy statement.         If you are a
shareholder of record (i.e., you do not own through a bank, broker or other nominee), you can also use the enclosed proxy card.

       You may revoke a proxy vote any time before the tally by
(1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting. We will keep the content of all cards we receive confidential from everyone except our staff, and Boeing has a confidential voting policy. Each share of common
stock will be entitled to one vote on each matter coming before
the meeting.     The record date is 2/27/97.

SOLICITATION

       The participants in this solicitation are    <R/>
United Food & Commercial Workers Local 99R (which owns 25 shares of company common stock) and its staff members (not owners themselves). UFCW 99 will bear the costs of solicitation, expected to be $2,000. We represent employees in the Arizona retail food industry, and are in negotiations over a successor contract for one Albertson's store. We are organizing other Albertson's stores over management opposition in what we feel are improper forms.FN2 Albertson's director John Fery is also a Boeing director. We do not ask for your support in the labor dispute and do not believe it relevant to how you should vote on a corporate governance proposal. Even if these labor problems are resolved, we will present your proxy cards at the shareholders meeting. Last year, we pursued similar proposals at other companies with board connections to Albertson's and will do so again this year. We will present governance proposals at Boise Cascade, Heritage Media, TIS, Pier 1 and Questar, which have an Albertson's director on their boards.

FN2:

    Over 1400 Albertson's employees around the nation have signed declarations stating they worked "off-the-clock" while employed by Albertson's. Class action lawsuits are pending against Albertson's over this issue. The National Labor Relations
Board has issued about 47 complaints against Albertson's since
1/93.

       . Management has used the workplace to campaign
against us while refusing us access, even to break areas.  It refuses to use expeditious union recognition procedures (used by it in other locations), instead insisting on Board procedures
which     we believe consume more time and money for all
concerned.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS AND OTHER
MATTERS FOR SHAREHOLDER VOTE

        We incorporate by reference the information on these subjects contained in management's proxy statement. If you return the enclosed proxy card but do not direct us on how we should vote your shares, we will vote in favor of all proposals and all nominees. If any matter comes before the meeting not listed in our card (which we do not anticipate), we will not vote your stock thereon.

SHAREHOLDER PROPOSALS FOR 1998 MEETING

    Shareholders owning over $1,000 in stock for over one
year have the right to have a proposal included in management's proxy statement.  The deadline to submit such proposals to the
Company is    11/18/97.

PLEASE VOTE FOR SHAREHOLDER PROPOSALS FOR ANNUAL ELECTION
OF ALL DIRECTORS (BOARD DECLASSIFICATION).

                                     Sincerely,
                                     William McDonough
                                     President UFCW 99

   USE THIS CARD ONLY IF YOU ARE A SHAREHOLDER OF RECORD (I.E.,
YOU DO NOT HOLD THROUGH BANK, BROKER OR OTHER NOMINEE).

     If you are not a shareholder of record, contact the record owner to direct it as to how to vote your shares.

PROXY
SOLICITED BY UFCW 99R for
THE BOEING COMPANY
ANNUAL MEETING OF SHAREHOLDERS
April 28, 1997

     The undersigned shareholder hereby appoints William McDonough proxy with full power of substitution to vote for the undersigned at the annual meeting of The Boeing Company, and at any adjournments thereof, on the matters set forth in the Proxy Statements. The undersigned directs this proxy be voted in accordance with the instructions below, and grants no discretionary authority.

     WE RECOMMEND A VOTE FOR PROPOSALS 7 AND 8 (BOARD
DECLASSIFICATION).

(1) Election of directors

     Nominees: Paul Gray, Harold Haynes, Frank Shrontz, George
Weyerhauser

    FOR all nominees: [  ]  WITHHOLD from all nominees [  ]

FOR all nominees except: ____________________________

(2) Increase number of authorized shares

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(3) Adopt Incentive Stock Plan

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(4) Amend Incentive Compensation Plan

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(5) Create subcommittee and report on military contracts

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(6) Adopt human rights criteria for China operations

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(7) ** Recommend annual election of all directors (declassify board) **

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(8) ** Require annual election of all directors **

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]


SIGNATURE ________________________________   DATE ___________

PRINT NAME/TITLE__________________________   DATE ___________

ADDRESS __________________________________________________
___________________________________________________________
____________     ___________      ___________
# OF SHARES      PHONE No.        FAX NO.

PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.